Exhibit 99.1

N E W S   R E L E A S E

Talisman Energy and Mitsubishi Announce

Strategic Joint Venture in Papua New Guinea

Calgary, Alberta, February 22, 2012 – Talisman Energy Inc. (TSX:TLM) (NYSE:TLM) and Mitsubishi Corporation (MC) have reached agreement on MC’s entry into nine of Talisman’s licences in Papua New Guinea’s onshore Western Province, via a farmout from Talisman effective January 1, 2012, subject to approvals by government and joint venture partners. The deal is valued at approximately US$280 million and will be paid in the form of a capital carry.  Following the farmout, Talisman and MC licensed equity positions will average 40% and 20%, respectively, in these nine licences.

Talisman and MC have agreed to work together closely to aggregate natural gas in the Western Province of PNG with a view to potential LNG export of approximately 3 million metric tonnes per annum. “Talisman is delighted to have MC as a strategic partner in our onshore licences in PNG,” said Paul Blakeley, Executive Vice-President, International Operations East. “MC brings extensive experience in LNG development and marketing and I am confident they will be a key success factor in helping us unlock the value of our Papua New Guinea assets.”

Talisman has been working in PNG since 2001. The company entered the onshore licences of the Papuan Foreland in 2009 and now has a portfolio comprising interests in nine petroleum prospecting licences (PPLs) and five petroleum retention licences (PRLs), covering 13.7 million acres. Talisman has participated in the acquisition of over 1,550 kilometres of 2D seismic and the drilling of eight wells in the PNG Foreland Basin to date. As one of the most active explorers in PNG over the past two years, Talisman has participated in a new gas discovery at Ubuntu in PRL 28 and the successful appraisal of the Stanley and Elevala gas discoveries in PRL 4 and PRL 21, respectively. Talisman intends to commence a four-well drilling program on PPLs 235 and 261 during 2012, as well as ongoing appraisal in PRL 21.

MC has held interests in LNG operations since 1969 and currently participates in nine major LNG projects.  Most recently, MC has commenced construction of the Donggi-Senoro LNG project in Indonesia in its capacity as project lead in planning and operation.  MC also has an extensive downstream marketing and LNG tanker business. Seeing PNG as a vast and under-explored country with huge LNG supply potential within the Asia Pacific region, MC aims to maximize its contribution by leveraging its experience, not only to promote economic growth for PNG, but also potentially linking this with securing a stable energy supply for Japan. MC will participate in five PPLs and four PRLs, including discovered resources in PRLs 4, 8, 21, 28 and PPL 235.

Talisman and MC have an aligned vision for the aggregation and monetization of gas and condensate liquids in the Western Province and intend to leverage their respective skills in upstream exploration, production and LNG project development to deliver development success for the benefit of all stakeholders, including the people and government of PNG and the Western Province.

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman’s three main operating areas are North America, the North Sea and Southeast Asia. The company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

Mitsubishi Corporation (MC) is a global integrated business enterprise that develops and operates businesses across virtually every industry including industrial finance, energy, metals, machinery, chemicals, foods, and environmental business. MC's current activities are expanding far beyond its traditional trading operations as its diverse business ranges from natural resources development to investment in retail business, infrastructure, financial products and manufacturing of industrial goods. With over 200 bases of operations in approximately 80 countries worldwide and a network of over 500 group companies, MC employs a multinational workforce of nearly 60,000 people.  Please visit our website at www.mitsubishicorp.com/jp/en/.

For further information, please contact:

Talisman Energy Inc.

Media and General Inquiries:	Shareholder and Investor Inquiries:
David Mann, Vice-President	Lyle McLeod, Vice-President
Corporate & Investor Communications	Investor Relations
Phone: 403-237-1196 Fax: 403-237-1210	Phone: 403-237-1020 Fax: 403-237-1902
E-mail: tlm@talisman-energy.com	E-mail: tlm@talisman-energy.com

Mitsubishi Corporation

Media and General Inquiries:
Shunsuke Nanami, Manager
Press Relations Team, Corporate Communications Dept.
Phone: +81 (3) 3210 3917  Fax: +81 (3) 5252 7705
E-mail: shunsuke.nanami@mitsubishicorp.com

Talisman and MC Licences

Foreland Basin, Western Province, Papua New Guinea

PPL 269
PRL 21
PRL 28
PPL 239
PRL 4
PPL 268
PPL 261
PRL 8
PPL 235
0
50
100
200
Km

Advisories

This news release contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding: business strategy, priorities and plans in PNG and with respect to the strategic joint venture with Mitsubishi; potential natural gas aggregation; expectation of drilling on PPLs 235 and 261; appraisal of PRL 21; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by the Company with securities regulatory authorities. The Company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Closing of any transactions will be subject to receipt of all necessary regulatory approvals and completion of definitive agreements.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk; the uncertainty of estimates and projections relating to production, costs and expenses; risks related to capital allocation decisions, including potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices, foreign currency exchange rates, interest rates and tax or royalty rates; the outcome and effects of any future acquisitions and dispositions; health, safety, security and environmental risks; environmental regulatory and compliance risks; uncertainties as to the availability and cost of credit and other financing and changes in capital markets; risks in conducting foreign operations (for example, civil, political and fiscal instability and corruption); changes in general economic and business conditions; the possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld; and results of the Company's risk mitigation strategies.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results or strategy are included in Talisman’s most recent Annual Information Form. In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.